SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                 SCHEDULE 13D
                                (Rule 13d-101)

     INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-
          1(a)AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                               (Amendment No. 5)


                             Thackeray Corporation
                             ---------------------
                               (Name of Issuer)


                    Common Stock, Par Value $.10 per share
                    ---------------------------------------
                        (Title of Class of Securities)


                                  883217 10 1
                                --------------
                                (CUSIP Number)


                             Edmund C. Duffy, Esq.
                   Skadden, Arps, Slate, Meagher & Flom LLP
                   4 Times Square, New York, New York 10036
                                (212) 735-3000
               ------------------------------------------------
                (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                 June 9, 2003
            -------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the
following box:   |_|


                        (Continued on following pages)


                              (Page 1 of 8 Pages)




                                 SCHEDULE 13D


CUSIP No. 883217  10 1                                      Page 2 of 8 Pages

-------------------------------------------------------------------------------
1             NAME OF REPORTING PERSON
              I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              The Estate of Peter J. Sharp

-------------------------------------------------------------------------------
2             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (a)  |_|
                                                                  (b)  |_|

-------------------------------------------------------------------------------
3             SEC USE ONLY

-------------------------------------------------------------------------------
4             SOURCE OF FUNDS*

              Not applicable

-------------------------------------------------------------------------------
5             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEMS 2(d) or 2(E)                        |_|

-------------------------------------------------------------------------------
6             CITIZENSHIP OR PLACE OF ORGANIZATION

-------------------------------------------------------------------------------
                       7         SOLE VOTING POWER

                                 None
    NUMBER             --------------------------------------------------------
     OF
    SHARES             8         SHARED VOTING POWER
 BENEFICIALLY
    OWNED                        None
   BY EACH             --------------------------------------------------------
  REPORTING            9         SOLE DISPOSITIVE POWER
   PERSON
    WITH                         None
                       --------------------------------------------------------
                       10        SHARED DISPOSITIVE POWER

                                 None

-------------------------------------------------------------------------------
11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              None(See Item 5)

-------------------------------------------------------------------------------
12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES*                                        |_|

-------------------------------------------------------------------------------
13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              None(See Item 5)

-------------------------------------------------------------------------------
14            TYPE OF REPORTING PERSON*
              OO

-------------------------------------------------------------------------------

CUSIP No. 883217  10 1                                      Page 3 of 8 Pages


-------------------------------------------------------------------------------
1             NAME OF REPORTING PERSON
              I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              Peter Sharp & Co., Inc.

-------------------------------------------------------------------------------
2             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  |_|
                                                                   (b)  |_|

-------------------------------------------------------------------------------
3             SEC USE ONLY

-------------------------------------------------------------------------------
4             SOURCE OF FUNDS*

              Not applicable

-------------------------------------------------------------------------------
5             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEMS 2(d) or 2(e)                             |_|

-------------------------------------------------------------------------------
6             CITIZENSHIP OR PLACE OF ORGANIZATION
              New York

-------------------------------------------------------------------------------
                            7         SOLE VOTING POWER

                                      None
   NUMBER
     OF                    ----------------------------------------------------
   SHARES                  8         SHARED VOTING POWER
  BENEFICIALLY
    OWNED                            None
   BY EACH
  REPORTING                ----------------------------------------------------
   PERSON                  9         SOLE DISPOSITIVE POWER
    WITH
                                     None

                           ----------------------------------------------------
                           10        SHARED DISPOSITIVE POWER

                                     None

-------------------------------------------------------------------------------
11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              None (See Item 5)

-------------------------------------------------------------------------------
12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES*                                       |_|


-------------------------------------------------------------------------------
13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              None(See Item 5)

-------------------------------------------------------------------------------
14            TYPE OF REPORTING PERSON*
              CO

-------------------------------------------------------------------------------

CUSIP No. 883217  10 1                                  Page 4 of 8 Pages

-------------------------------------------------------------------------------
1             NAME OF REPORTING PERSON
              I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              The Peter Jay Sharp Foundation

-------------------------------------------------------------------------------
2             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (a)  |_|
                                                                  (b)  |_|

-------------------------------------------------------------------------------
3             SEC USE ONLY

-------------------------------------------------------------------------------
4             SOURCE OF FUNDS*

              Not applicable

-------------------------------------------------------------------------------
5             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEMS 2(d) or 2(e)                          |_|


-------------------------------------------------------------------------------
6             CITIZENSHIP OR PLACE OF ORGANIZATION
              Delaware

-------------------------------------------------------------------------------
                            7         SOLE VOTING POWER

                                      1,272,400
   NUMBER
     OF                     ---------------------------------------------------
   SHARES
 BENEFICIALLY               8         SHARED VOTING POWER
    OWNED
   BY EACH                  ---------------------------------------------------
  REPORTING                 9         SOLE DISPOSITIVE POWER
   PERSON
    WITH                              1,272,400
                            ---------------------------------------------------
                            10        SHARED DISPOSITIVE POWER

-------------------------------------------------------------------------------
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,272,400(See Item 5)

-------------------------------------------------------------------------------
12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES*                                      |_|


-------------------------------------------------------------------------------
13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              approximately 24.9%(See Item 5)

-------------------------------------------------------------------------------
14            TYPE OF REPORTING PERSON*
              CO

-------------------------------------------------------------------------------

This statement is being filed by The Estate of Peter J. Sharp (the "Estate"), Peter Sharp & Co., Inc., a New York corporation (the "Company"), and The Peter Jay Sharp Foundation, a Delaware corporation (the "Foundation"), and amends and supplements the statement on Schedule 13D (the "Schedule 13D") filed with the Securities and Exchange Commission by the Estate and the Company relating to shares of common stock, $.10 par value (the "Shares"), of Thackeray Corporation, a Delaware corporation ("Thackeray" or the "Issuer"), dated September 10, 1992, as amended by Amendment No.1, dated October 6, 1993, Amendment No. 2, dated March 13, 1995, Amendment No. 3, dated March 27, 1995, and as further amended by Amendment No.4, dated May 17, 1995. The Estate, the Company and the Foundation are referred to collectively herein as the "Filing Persons."


Item 5.  Interest in Securities of the Issuer.

         Item 5 is hereby amended and supplemented by adding thereto the following:

                  On or about December 17, 1999, all of the Shares owned by the Company (43,900 Shares) and 6,100 Shares owned by the Estate were transferred to Philip Oppenheimer in a share purchase transaction (the "Transaction"). As the result of the Transaction, the Company ceased to be an owner of the Shares, and the Estate held 931,400 of the outstanding Shares.

                  On June 9, 2003, all of the Shares owned by the Estate (931,400 Shares) were transferred without consideration to the Foundation as a residuary beneficiary of the Estate pursuant to the last will and testament of Peter J. Sharp (the "Transfer"). As the result of the Transfer, the Estate ceased to be an owner of the Shares and the Foundation became the beneficial owner of 1,272,400 Shares representing approximately 24.9% of the total 5,107,401 Shares of the Issuer outstanding as of May 13, 2003, as reported in Thackeray's Quarterly Report on Form 10-Q for Thackeray's fiscal quarter ended March 31, 2003.

                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: June 27, 2003


                                    PETER SHARP & CO., INC.


                                    By:  /s/ Barry Tobias
                                         ------------------------------------
                                            Barry Tobias,
                                            Chief Financial Officer

                                   SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: June 27, 2003


                                    THE ESTATE OF PETER SHARP


                                    By:  /s/ Caroline M. Sharp
                                         ----------------------------------
                                         Caroline M. Sharp, Executrix


                                    By:  /s/ Peter H. Sharp
                                         ----------------------------------
                                         Peter H. Sharp, Executor


                                    By:  /s/ Randall A. Sharp
                                         ---------------------------------
                                         Randall A. Sharp, Executrix

                                   SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: June 27, 2003


                                    THE PETER JAY SHARP FOUNDATION


                                    By: /s/ Barry Tobias
                                        ----------------------------
                                            Barry Tobias
                                            Treasurer